Exhibit 99.1

Wallbox Announces $10 Million Investment

Investors include Iberdrola, Orilla Asset Management, Enric Asunción, CEO and Co-

Founder, and other existing Wallbox shareholders

BARCELONA, Spain, February 24, 2025 - Wallbox (NYSE: WBX), a global leader in electric vehicle (EV) charging and energy management solutions, announced an investment of approximately $10 million. Investors include Inversiones Financieras Perseo, S.L. (Iberdrola’s subsidiary), Orilla Asset Management, and Enric Asunción, CEO and Co-Founder. This investment reinforces investor confidence in Wallbox’s strategic vision and strengthens its financial position as it continues expanding its global footprint in EV charging.

This investment strengthens Wallbox’s balance sheet and provides the necessary capital to support the worldwide sales of its award-winning EV chargers. In addition to Iberdrola, Orilla Asset Management, S.L., and Enric Asunción, several long-standing shareholders also participated in the round, further demonstrating their commitment to Wallbox’s long-term goals.

“This investment reinforces our mission to make EV charging more accessible worldwide while driving operational efficiency and financial sustainability,” said Enric Asuncion, CEO and co-founder of Wallbox. “Our shareholders’ continued support reflects their confidence in our long-term vision and strategic direction. As we expand our global presence, this funding will help us on our journey to profitability and solidifies our leadership in the EV charging industry.”

“We believe this investment will strengthen Wallbox’s cash position to execute the company’s business plan, reinforcing its commitment to accelerate the global shift toward clean energy and sustainable mobility”, said David Mesonero, Global Head of Corporate Development, Strategic Partnerships and M&A of Iberdrola. “By supporting Wallbox’s growth, we remain committed to advancing electrification solutions worldwide.”

More details will be shared during Wallbox’s Fourth Quarter and Full Year 2024 earnings call on February 26 at 8:00 AM ET (2:00 PM CET). Please visit this link, which is also accessible on the ‘Events & Presentations’ section of the Company’s investor relations website, investors.wallbox.com, to register for and join the webcast and access the accompanying presentation materials.

The private placement of its Class A ordinary shares pursuant to which Wallbox will sell 26,707,142 Class A ordinary shares for aggregate proceeds of approximately $10 million to certain existing investors. The private placement was closed on the 21st of February 2025.

About Wallbox Chargers

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and the Americas.

For more information visit www.wallbox.com.

Wallbox PR Contact:

Albert Cabanes

press@wallbox.com

Wallbox IR Contact:

Michael Wilhelm

investors@wallbox.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the investment, Wallbox’s financial position and future goals regarding profitability, financial position, EV adoption and Wallbox’s market expansion. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s final prospectus on Form 424(b)(3) filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2024, and as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.